Exhibit 99.1
SINA Reports Fourth Quarter and Fiscal Year 2010 Financial Results
SHANGHAI, China—March 1, 2011—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider for China and for the global Chinese communities, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Starting in the fourth quarter of 2009, in addition to the disclosure of GAAP results below, SINA’s historical revenues and certain non-GAAP measures (namely, gross profit, operating expenses, income from operations and advertising gross margin) have been revised to exclude results from China Online Housing Technology Corporation (“COHT”), adjusted for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented. These adjustments were made to reflect SINA injecting its online real estate advertising business into its majority-owned subsidiary COHT and exchanging its interest in COHT for approximately 33% interest in China Real Estate Information Corporation (“CRIC”) upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009 (“CRIC Transaction”). Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”
Fourth Quarter 2010 Highlights
•	Net revenues grew 12% year over year to $110.0 million. Non-GAAP net revenues grew 12% year over year to $105.0 million, within the Company’s guidance between $103 million and $106 million.

•	Advertising revenues and non-GAAP advertising revenues grew 30% year over year to a record $82.5 million, reaching the high end of the Company’s guidance between $81 million and $83 million.

•	Non-advertising revenues decreased 21% year over year to $27.5 million. Non-GAAP non-advertising revenues decreased 25% year over year to $22.6 million, within the Company’s guidance between $22 million and $23 million.

•	Net loss attributable to SINA for the fourth quarter of 2010 was $100.0 million, or $1.51 diluted net loss per share attributable to SINA. Net loss attributable to SINA included a write-down of $128.6 million related to an impairment of equity investment in CRIC. Non-GAAP net income attributable to SINA increased 60% year over year to $30.6 million, or $0.46 non-GAAP diluted net income per share attributable to SINA.
Fiscal 2010 Highlights
•	Net revenues grew 12% year over year to $402.6 million. Non-GAAP net revenues grew 17% year over year to $383.6 million.

•	Advertising revenues grew 28% year over year to $290.8 million. Non-GAAP advertising revenues grew 44% year over year to $290.8 million.

•	Non-advertising revenues decreased 14% year over year to $111.8 million. Non-GAAP non-advertising revenues decreased 26% year over year to $92.8 million.

•	Net loss attributable to SINA was $19.1 million, which included a write-down of $128.6 million related to an impairment of equity investment in CRIC. Net income attributable to SINA for fiscal 2009 was $411.9 million, which included a gain of $376.6 million resulting from the CRIC Transaction. Diluted net loss per share attributable to SINA was $0.29, compared to a diluted net income per share attributable to SINA of $6.95 from last year. Non-GAAP net income attributable to SINA increased 63% year over year to $113.9 million, or $1.73 non-GAAP diluted net income per share attributable to SINA.
“2010 has been a year of transformation for SINA. In addition to achieving significant growth in online advertising business and profitability, we have successfully built SINA microblog Weibo into the largest and most influential social media platform in China with user base increasing by more than 25 times in 2010. Total registered users for Weibo have now surpassed 100 million, doubling from four months ago.” said Charles Chao, CEO of SINA. “As we move into 2011, we plan to leverage Weibo as the centerpiece of SINA’s new media growth strategy and make significant investments to further enhance our leadership position in social media space and to best position SINA for an Internet world moving deeper into social networking and mobile Internet.”
Fourth Quarter 2010 Financial Results
For the fourth quarter of 2010, SINA reported net revenues of $110.0 million, compared to $98.2 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2010 totaled $105.0 million, compared to $93.5 million for the same period last year. Advertising revenues and non-GAAP advertising revenues for the fourth quarter of 2010 were $82.5 million, compared to $63.2 million for the same period last year.
Non-advertising revenues for the fourth quarter of 2010 totaled $27.5 million, compared to $35.0 million for the same period last year. MVAS revenues for the fourth quarter of 2010 amounted to $21.0 million, compared to $28.6 million for the same period last year. The year over year decline in MVAS revenues was primarily due to China Mobile implementing a series of measures in late 2009 and early 2010.
Gross margin for the fourth quarter of 2010 was 58%, up from 56% for the same period last year. Advertising gross margin for the fourth quarter of 2010 was 60%, up from 54% for the same period last year. Non-GAAP advertising gross margin for the fourth quarter of 2010 was 61%, compared to 60% for the same period last year. MVAS gross margin for the fourth quarter of 2010 was 39%, compared to 50% for the same period last year. The decline in MVAS gross margin was primarily due to product mix and increased revenue share with MVAS partners.
Operating expenses for the fourth quarter of 2010 totaled $36.5 million, compared to $58.2 million for the same period last year. Operating expenses for the fourth quarter of 2009 included $17.7 million in stock-based compensation, the majority of which related to the private equity financed shares issued to management and, to a lesser extent, related to accelerated vesting of certain restricted share units granted to key managers and employees to recognize their contribution in 2009. Non-GAAP operating expenses for the fourth quarter of 2010 were $33.7 million, compared to $34.9 million for the same period last year.
Operating income for the fourth quarter of 2010 was $27.0 million, compared to an operating loss of $3.4 million for the same period last year. Non-GAAP operating income for the fourth quarter of 2010 was $25.5 million, compared to $18.6 million for the same period last year. The increase in non-GAAP operating income was mainly due to operating leverage derived from the growth of SINA’s advertising business.
Non-operating loss for the fourth quarter of 2010 was $125.2 million, compared to a non-operating income of $376.5 million for the same period last year. In accordance with US GAAP, the Company reassessed its investment in CRIC in the fourth quarter of 2010 and recognized an other-than-temporary impairment charge of $128.6 million. Further decline in the market value of CRIC from year end may require the Company to consider additional other-than-temporary impairment charges. Non-operating income for the fourth quarter of 2009 included a gain of $376.6 million from the CRIC Transaction. Equity income from CRIC for the fourth quarter of 2010 was $1.4 million, compared to no equity income from CRIC for the same period last year, as such item is reported one quarter in arrears. On a non-GAAP basis, equity income from CRIC for the fourth quarter of 2010 was $5.1 million, which was calculated based on non-GAAP net income attributable to CRIC following the same non-GAAP financial measures as the Company.
Provision for income taxes for the fourth quarter of 2010 was $1.9 million, compared to $1.0 million for the same period last year.
Net loss attributable to SINA for the fourth quarter of 2010 was $100.0 million, compared to a net income attributable to SINA of $372.1 million for the same period last year. Diluted net loss per share attributable to SINA for the fourth quarter of 2010 was $1.51, compared to a diluted net income per share attributed to SINA of $6.03 for the same period last year. Non-GAAP net income attributable to SINA for the fourth quarter of 2010 was $30.6 million, compared to $19.1 million for the same period of last year. Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2010 was $0.46, compared to $0.31 for the same period last year.
As of December 31, 2010, SINA’s cash, cash equivalents and short-term investments totaled $882.8 million, compared to $821.5 million as of December 31, 2009. Cash flow from operating activities for the fourth quarter of 2010 was $34.2 million, compared to $34.3 million for the same period last year. Cash flow from operating activities for fiscal 2010 was $116.6 million, compared to $98.1 million for the year prior.

Investment
On February 28, 2011, SINA entered into a share purchase agreement with Maxpro Holdings Limited (“Maxpro”) and Ever Keen Holdings Limited (“Ever Keen”) to purchase 77.0 million ordinary shares (equivalent to 11.0 million American Depositary Shares (“ADS”), or approximately 19% of Mecox Lane’s issued and outstanding shares) (“Purchase Shares”) of Mecox Lane Limited (“Mecox Lane”) for an aggregate purchase price of $66.0 million, or $0.8571 per share, equivalent to $6.00 per ADS (“Mecox Transaction”). SINA will have the right to nominate one member to Mecox Lane’s board of directors. SINA will be subject to a one-year lock-up on the Purchase Shares from the closing date of the Mecox Transaction. Maxpro and Ever Keen also agreed to grant to SINA a two-year option from the closing date of the Mecox Transaction to purchase an additional 48.3 million ordinary shares (equivalent to 6.9 million ADS) of Mecox Lane with an exercise price of $1.1429 per share, equivalent to $8.00 per ADS. The Mecox Transaction is subject to customary closing conditions and is expected to be completed by the second quarter of 2011.
Business Outlook
SINA estimates that its non-GAAP net revenues for the first quarter of 2011 to be between $93 million and $96 million, with non-GAAP advertising revenues to be between $71 million and $73 million and non-GAAP non-advertising revenues to be between $22 million and $23 million. Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related the CRIC Transaction.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA, non-GAAP diluted net income per share attributable to SINA and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues, COHT’s adjusted results (for certain non-GAAP measures) and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from the CRIC Transaction, from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented, from its non-GAAP financial measures to reflect the spin off of COHT is useful for itself and investors, because they enable management and investors to gain a better understanding of the Company’s comparative operating performance (when comparing such results with the current period or forecasts) and future prospects.
The Company’s non-GAAP equity income from its interest in net income attributable to CRIC excludes stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 8:00 p.m. Eastern Time to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available from 8:00 p.m. — 9:00 p.m. Eastern Time on Tuesday, March 1, 2011 (9:00 a.m. — 10:00 a.m. Beijing Time on March 2, 2011). The webcast can be accessed through the Company’s corporate website at http://corp.sina.com. A dial-in to the conference is also available. Dial-in details are as follows:

US: UK: Hong Kong: Password for all regions:	+1 617 847 8704 +44 207 365 8426 +852 3002 1672 62003091
A replay of the conference call will be available through midnight Eastern Time, March 8, 2011. The dial-in number is + 1 617 801 6888 (International). The pass code for the replay is 38750315.
About SINA
SINA Corporation (NASDAQ GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services, social networking services (SNS) and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, SNS, blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.

Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section, in the discussion on MVAS gross margin and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption and monetize new features and products, including Weibo and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC, including the merger of SINA online real estate business with CRIC, and any failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2010	2009	2010	2010	2009
Net revenues:
Advertising	$82,451	$63,187	$80,994	$290,814	$227,895
Non-advertising	27,503	34,999	27,252	111,803	130,672

	109,954	98,186	108,246	402,617	358,567

Cost of revenues:
Advertising (a)	32,971	28,857	30,269	116,295	99,835
Non-advertising	13,478	14,584	13,465	52,115	58,457

	46,449	43,441	43,734	168,410	158,292

Gross profit	63,505	54,745	64,512	234,207	200,275

Operating expenses:
Sales and marketing (a)	20,230	26,429	21,132	77,996	85,133
Product development (a)	9,696	10,607	8,684	34,048	33,777
General and administrative (a)	6,296	18,221	5,914	22,585	40,025
Amortization of intangibles	249	2,904	240	3,335	4,138

	36,471	58,161	35,970	137,964	163,073

Income (loss) from operations	27,034	(3,416)	28,542	96,243	37,202

Non-operating income:
Interest and other income, net	2,255	1,467	3,355	8,804	8,371
Earnings from equity investments, net	1,127	—	1,570	12,604	—
Gain on sale of business and impairment in equity investment	(128,554)	375,055	—	(128,554)	375,055

	(125,172)	376,522	4,925	(107,146)	383,426

Income (loss) before income taxes	(98,138)	373,106	33,467	(10,903)	420,628
Provision for income taxes	(1,921)	(1,012)	(2,226)	(8,436)	(8,323)

Net income (loss)	(100,059)	372,094	31,241	(19,339)	412,305
Less: Net income (loss) attributable to the noncontrolling interest	(73)	(11)	(69)	(245)	410

Net income (loss) attributable to SINA	$(99,986)	$372,105	$31,310	$(19,094)	$411,895

Basic net income (loss) per share attributable to SINA	$(1.62)	$6.55	$0.51	$(0.31)	$7.53

Diluted net income (loss) per share attributable to SINA	$(1.51)	$6.03	$0.48	$(0.29)	$6.95

Shares used in computing basic net income per share attributable to SINA	61,626	56,810	61,249	61,216	54,722
Shares used in computing diluted net income per share attributable to SINA	66,389	61,704	65,825	65,908	59,259

(a) Stock-based compensation included was as follows:
Cost of revenues — advertising	$590	$3,532	$566	$2,989	$5,415
Sales and marketing	522	4,361	479	2,369	5,999
Product development	383	2,839	333	1,812	4,124
General and administrative	1,592	13,111	1,377	6,232	17,825

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	December 31,	December 31,
	2010	2009
Assets
Current assets:

Cash and cash equivalents	$643,619	$746,423
Short-term investments	239,216	75,095
Accounts receivable, net	89,843	74,999
Other current assets	35,981	22,381

Total current assets	1,008,659	918,898

Property and equipment, net	33,289	23,022
Goodwill and intangible assets, net	85,574	87,740
Investments	508,113	580,606
Other assets	455	3,576

Total assets	$1,636,090	$1,613,842

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,963	$1,918
Accrued liabilities	128,050	108,970
Income taxes payable	17,011	14,526
Convertible debt	99,000	99,000

Total current liabilities	248,024	224,414

Long-term deferred revenue	145,274	164,019
Other long-term liabilities	2,266	2,710

Total liabilities	395,564	391,143

Shareholders’ equity
SINA shareholders’ equity	1,239,308	1,221,727
Noncontrolling interest	1,218	972

Total shareholders’ equity	1,240,526	1,222,699

Total liabilities and shareholders’ equity	$1,636,090	$1,613,842

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2010	2009	2010	2010	2009

Net revenues
Advertising	$82,451	$63,187	$80,994	$290,814	$227,895
Mobile related	21,007	28,596	20,658	86,183	119,341
Others	6,496	6,403	6,594	25,620	11,331

	$109,954	$98,186	$108,246	$402,617	$358,567

Cost of revenues
Advertising	$32,971	$28,857	$30,269	$116,295	$99,835
Mobile related	12,787	14,207	12,741	49,612	56,851
Others	691	377	724	2,503	1,606

	$46,449	$43,441	$43,734	$168,410	$158,292

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	December 31, 2010				December 31, 2009				September 30, 2010
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$82,451			$82,451	$63,187			$63,187	$80,994			$80,994
Non-advertising revenues	27,503	(4,916	)(c)	22,587	34,999	(4,686	)(c)	30,313	27,252	(4,687	)(c)	22,565

Revenues	$109,954	$(4,916)		$105,038	$98,186	$(4,686)		$93,500	$108,246	$(4,687)		$103,559

						3,037	(a)
		590	(a)			(4,686	)(c)			566	(a)
		(4,916	)(c)			495	(g)			(4,687	)(c)

Gross profit	$63,505	$(4,326)		$59,179	$54,745	$(1,154)		$53,591	$64,512	$(4,121)		$60,391

						(10,080	)(a)
		(2,497	)(a)			(2,904	)(b)			(2,189	)(a)
		(249	)(b)			(10,231	)(g)			(240	)(b)

Operating expenses	$36,471	$(2,746)		$33,725	$58,161	$(23,215)		$34,946	$35,970	$(2,429)		$33,541

						13,117	(a)
		3,087	(a)			2,904	(b)			2,755	(a)
		249	(b)			(4,686	)(c)			240	(b)
		(4,916	)(c)			10,726	(g)			(4,687	)(c)

Income (loss) from operations	$27,034	$(1,580)		$25,454	$(3,416)	$22,061		$18,645	$28,542	$(1,692)		$26,850

		3,087	(a)			13,117	(a)
		249	(b)			2,904	(b)			2,755	(a)
		(4,916	)(c)			(4,686	)(c)			240	(b)
		3,614	(e)			10,726	(g)			(4,687	)(c)
		128,554	(f)			(375,055	)(h)			3,569	(e)

Net income (loss) attributable to SINA	$(99,986)	$130,588		$30,602	$372,105	$(352,994)		$19,111	$31,310	$1,877		$33,187

Diluted net income (loss) per share attributable to SINA	$(1.51)			$0.46	$6.03			$0.31	$0.48			$0.50

Shares used in computing diluted net income per share attributable to SINA	66,389			66,389	61,704			61,704	65,825			65,825

Gross margin — advertising	60%	1%		61%	54%	6%		60%	63%	0%		63%

	Twelve months ended				Twelve months ended
	December 31, 2010				December 31, 2009
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$290,814			$290,814	$227,895	(25,702	)(d)	$202,193
Non-advertising revenues	111,803	(18,975	)(c)	92,828	130,672	$(4,686	)(c)	125,986

Revenues	$402,617	$(18,975)		$383,642	$358,567	$(30,388)		$328,179

						4,920	(a)
						265	(b)
						(4,686	)(c)
		2,989	(a)			(20,409	)(d)
		(18,975	)(c)			495	(g)

Gross profit	$234,207	$(15,986)		$218,221	$200,275	$(19,415)		$180,860

						(17,717	)(a)
						(4,138	)(b)
		(10,413	)(a)			(8,117	)(d)
		(3,335	)(b)			(10,231	)(g)

Operating expenses	$137,964	$(13,748)		$124,216	$163,073	$(40,203)		$122,870

						22,637	(a)
						4,403	(b)
		13,402	(a)			(4,686	)(c)
		3,335	(b)			(12,292	)(d)
		(18,975	)(c)			10,726	(g)

Income from operations	$96,243	$(2,238)		$94,005	$37,202	$20,788		$57,990

		13,402	(a)			22,596	(a)
		3,335	(b)			4,313	(b)
		(18,975	)(c)			(4,686	)(c)
		6,647	(e)			10,726	(g)
		128,554	(f)			(375,055	)(h)

Net income (loss) attributable to SINA	$(19,094)	$132,963		$113,869	$411,895	$(342,106)		$69,789

Diluted net income (loss) per share attributable to SINA	$(0.29)			$1.73	$6.95			$1.18

Shares used in computing diluted net income per share attributable to SINA	65,908			65,908	59,259			59,259

Gross margin — advertising	60%	1%		61%	56%	0%	*	56%

(a)	To adjust stock-based compensation related to employee incentives.

(b)	To adjust amortization of intangible assets.

(c)	To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)	To exclude COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the period presented.

(e)	To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

(f)	To adjust impairment of equity investment in CRIC

(g)	To adjust stock-based compensation related to the private equity financed shares issued to management

(h)	To adjust gain/loss on the disposal of business and investments

*	Rounding

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS

	Three months ended			Three months ended			Twelve months ended
	December 31, 2010			September 30, 2010			December 31, 2010
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$1,327			$1,311			$5,239
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,503			1,485			6,161
To adjust gains from the purchase of a business:
Income from investment in affiliates*		—			—			(7,155)
Gain from settlement of pre-existing relationship with COHT		—			—			(701)

Equity income from CRIC	$2,222	$2,830	$5,052	$2,491	$2,796	$5,287	$16,169	$3,544	$19,713
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(784)	$784	$—	$(773)	$773	$—	$(3,103)	$3,103	$—

	$1,438	$3,614	$5,052	$1,718	$3,569	$5,287	$13,066	$6,647	$19,713

*	Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.